Exhibit 99.1

BRAZIL POTASH ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING

AMAZONAS, BRAZIL, November 26, 2024 – Brazil Potash Corp. (“Brazil Potash” or the “Company”) announced today the pricing of its initial public offering (the “IPO”) of 2,000,000 of its common shares, no par value per share (“Common Shares”), at a price to the public of $15.00 per share. All of the Common Shares are being offered by the Company. The gross proceeds to the Company from the IPO, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately $30.0 million. In addition, the Company has granted the underwriters an option to purchase up to an additional 300,000 Common Shares, for a period of 30 days from the date of the final prospectus, to cover over-allotments, if any.

The Common Shares are expected to begin trading on the NYSE American on November 27, 2024 under the symbol “GRO”. The closing of the IPO is expected to occur on November 29, 2024, subject to the satisfaction of customary closing conditions. The Company has agreed to issue to the underwriters, upon the closing of the IPO, warrants exercisable for the number of Common Shares equal to 5% of the total number of Common Shares sold in the IPO. Such warrants will be exercisable at an exercise price equal to 130% of the initial public offering price.

Cantor Fitzgerald & Co., Banco Bradesco BBI S.A., Freedom Capital Markets, Roth Capital Partners, LLC, and Clarksons Securities, Inc. are acting as underwriters in the IPO.

A registration statement on Form F-1 relating to the offering of the Common Shares in the IPO has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on November 26, 2024. The offering of Common Shares is being made only by means of a prospectus, copies of which may be obtained by contacting Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com; or Bradesco Securities Inc., Attention: Isabella Behar, 450 Park Avenue, 32nd Floor, New York, New York 10022, or by email at bbi.ecm@bradescobbi.com.br. Copies of the Company’s registration statement can be accessed through the SEC’s website at www.sec.gov.

The Company has also obtained a receipt for a (final) base PREP prospectus filed with securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, on November 26, 2024. A copy of the supplemented PREP prospectus containing pricing information and other important information relating to the Common Shares may, when available, be obtained by contacting Cantor Fitzgerald Canada Corporation, Attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, Ontario, Canada M5H 3M7, or by email at ecmcanada@cantor.com, and will be available under the Company’s SEDAR+ profile at www.sedarplus.ca. Investors should read the prospectus before making an investment decision.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state, province, territory, or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory, or jurisdiction. No securities regulatory authority has either approved or disapproved of the contents of this press release.

About Brazil Potash

Brazil Potash is an exploration and development company with a potash mining project (the “Autazes Project”) located in the state of Amazonas, Brazil. The Company’s technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and its corporate office is in Toronto, Ontario, Canada. The Company is in the pre-revenue development stage and has not yet commenced any mining operations. The Company’s plan of operations for the next few years includes securing all required environmental licenses for the Autazes Project, and, subject to securing sufficient funds, commencing all phases of the construction of the Autazes Project.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are statements that are not historical facts. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements, including statements relating to the terms of the IPO, the timing of commencement of trading of the Common Shares on the NYSE American, the closing of the IPO, and the underwriters’ over-allotment option, are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s registration statement on Form F-1 for the IPO filed with the SEC and the (final) base PREP prospectus filed in each of the provinces and territories of Canada, other than Québec. Completion of the IPO is subject to numerous conditions, and no assurance can be given that the IPO will be completed on the terms described, or at all. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, unless required by law.

For more information, please contact:

Brazil Potash Investor Relations

info@brazilpotash.com

TORONTO 198 Davenport Road, Toronto ON Canada

BELO HORIZONTE R Antonio de Albuquerque 156 15o. andar 30110-010 Belo Horizonte MG Brasil

+55 31 3505 5200